SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF THE EXECUTIVE BOARD OF BRASKEM S.A.

INTERNAL RULES OF THE EXECUTIVE OFFICERS

BOARD OF BRASKEM S.A.

1.               Purpose

1.1.          These Internal Rules governs the operation and powers of the Executive Officers Board ("Executive Board" or “Officers”) of Braskem S.A. ("Braskem" or "Company"), in accordance with the Shareholders' Agreement filed at the Company's headquarters ("Shareholders' Agreement"), the Bylaws in force and the applicable legislation.

1.2.          The Officers must exercise their duties, in view of the applicable laws and regulations, as well as the Company's Corporate Governance documents, especially the Bylaws, the Shareholders' Agreement, the Code of Conduct and the Global Compliance System Policy.

2.               Composition, Term of Office and Investiture

2.1.          The Executive Officers Board is composed of eight (8) Statutory Officers: (i) Chief Executive Officer - CEO; (ii) Chief Financial and Investor Relations Officer; (iii) Chief Corporate Affairs Officer; (iv) Chief Engineering, Technology and Innovation Officer; (v) Chief Transformation Officer; (vi) Chief Consumer Market and Logistics Officer; (vii) Chief Operations Officer; and (viii) Chief Legal Officer.

2.2.          The Executive Board will have a term oftwo (2) years, with reelection permitted. The investiture will take office by signing the instrument of investiture in the Book of Minutes of Executive Board’s Meetings, as well asother documents required by the Company, including the agreement to the policies in force. The term of office shall contemplate its subjection to the arbitration clause provided for in the Company's Bylaws. The Officers will remain in the exercise of their duties until the substitutes take office.

2.3.          For the purposes of representation and the conditions of deliberation provided for in these Regulations, the following categories defined in the Bylaws are observed: (a) Operational Officers: Chief Engineering, Technology and Innovation Officer; Chief Consumer Market and Logistics Officer; Chief Operations Officer; and the one among the Chief Executive Officer and the Chief Corporate Affairs Officer who has been appointed, under the terms of the Shareholders' Agreement, by the same Shareholder who appointed the Executive Officers of this item (a); and (b) Institutional Officers: Chief Financial and Investor Relations Officer; Chief Transformation Officer; Chief Legal Officer; and the one among the Chief Executive Officer and the Chief Corporate Affairs Officer who has been appointed, under the terms of the Shareholders' Agreement, by the same Shareholder who appointed the Officers of this item (b).

3.               Replacement and Vacancy

3.1.          In the absence or impediment of any Officer, it shall be incumbent upon the Chief Executive Officer to designate the substitute from among the other Officers, who shall accumulate the functions, in compliance with the provisions of item 6.4.3 of the Shareholders' Agreement.

3.2.          In the event of vacancy or permanent incapacity of the position of the Executive Board, the Officers shall elect a substitute for the remaining period of the term of office, subject to the provisions of the Shareholders' Agreement, when applicable.

4.               Competencies of the Executive Board

4.1.          It is incumbent upon the Executive Board to perform all acts necessary for the regular operation of the Company, as established in the Bylaws, except for those assigned by law or by the Bylaws to other bodies.

4.2.          In addition to the matters provided for in the Company's Bylaws, the following are matters of collegiate deliberation of the Executive Board:

a)               approve the criteria for the participation of the Members in the Company's profits and results; e

b)              Establish, based on the limits of individual authority of the Officers defined by the Board of Directors, the limits of authority along the hierarchical line of the Company's organization, below the Executive Board / for the various decision-making processes, according to the hierarchical levels of the Company.

4.3.          The Executive Board and/or Officers are prohibited from: (i) taking out loans outside the official banking network without prior authorization from the Board of Directors; (ii) to perform acts outside the corporate purpose, including the provision of guarantees to third parties; and (iii) occupy a seat on the Company's Fiscal Council.

4.4.          No matter may be submitted by the Executive Board to the Board of Directors without having been previously: (i) assessed and expressed in a collegiate manner by the Executive Board, subject to the powers provided for in the Bylaws and these Internal Rules; and (ii) submitted to the opinion of the relevant Advisory Committees.

4.5.          The specific powers and duties of the Compliance and Conformity Officer shall be established by the Internal Regulations of the Statutory Compliance and Audit Committee (CAE).

5.               Individual Competencies

5.1.          It is incumbent upon the Chief Executive Officer individually: (i) to coordinate the performance of the Officers in the execution of the Business Plan; and (ii) convene and preside over the meetings of the Executive Board.

5.2.          It is incumbent upon the other Executive Officers individually: (i) to perform acts and manage the duties defined in the administrative structure, according to their area of activity; (ii) the implementation of the strategic plan and budget approved by the Board of Directors; and (iii) the administration, supervision and evaluation of the units under its responsibility, including related management acts.

6.               Board Meetings (Call, Installation and Deliberation)

6.1.          Periodicity: the Executive Board shall meet ordinarily one (1) time every fortnight and, extraordinarily, when called by the Chief Executive Officer or by any Executive Officer.

6.2.          Call and agenda: (i) ordinary meetings: convocation at least seven (7) calendar days in advance, with a preliminary agenda; (ii) support material: availability at least seven (7) calendar days in advance; (iii) extraordinary meetings: subject to the minimum period of 48 hours; and (iv) flexibility: deadlines may only be waived with the consent of all the Executive Officers in office or the spontaneous attendance of all the Executive Officers at the meeting.

6.2.1.         Annual schedule of agendas and calendar: the Board of Directors, preferably at the last meeting of each fiscal year, will approve the annual schedule of permanent agendas and the calendar of meetings for the following year, and may adjust them throughout the year by collegiate resolution. The annual schedule shall include, when applicable, meetings with the Fiscal Council, in line with the respective calendar.

6.2.2.         Inclusion of agenda: any Officer may propose the inclusion of new items on the agenda until the call deadline (7 calendar days prior to the meeting), by sending the agenda instruction document standardized by Corporate Governance (executive summary, analysis, risks, opinions and resolution proposal, if applicable). During the meeting, the inclusion of an agenda may be accepted exceptionally, at the discretion of the Chief Executive Officer, if there is consensus as to urgency and sufficient instruction.

6.2.3.         Minimum instruction of the material: every matter submitted for approval by the Executive Board must be accompanied by: (i) a proposal for deliberation by the proposing area; (ii) when applicable, Compliance and Risk opinion(s); and (iii) legal opinion whenever there is a normative, contractual, corporate, litigation and/or regulatory analysis. Exceptionally, the Chief Executive Officer may admit subsequent supplementary instruction, if it does not compromise the proper decision-making.

6.3.          Installation: meetings will be held with the presence of at least half of the members in office.

6.3.1.         Remote participation and validity of the vote: participation by telephone, videoconference or equivalent means of communication, which can guarantee the effective participation and authenticity of his vote, ensures the presence of the Officer for all purposes, and the vote is collected and recorded to compose the quorum and the resolution, with the proper authentication in the minutes.

6.3.2.         The Executive Board meetings will be held, preferably, at Braskem's main office, and may be held in a non-face-to-face manner, by means of telephone conference, videoconference or any other means of communication that allows the identification of the Executive Officer and simultaneous communication with all other people present at the meeting, and their recording is not allowed. The means of communication to be used by the Officer shall be the one indicated by the Company's Information Security Area. If it is impossible to use the indicated means, it will be up to the Officer to inform the Secretary of Corporate Governance in advance of the means of communication that will be used, so that the Information Security Area can carry out the validation. In the case of non-face-to-face meetings, it shall be the individual and exclusive responsibility of each Director to take all necessary measures to ensure the strict confidentiality of the meetings.

6.4.          Resolution: the resolutions, which must be recorded in the proper book of minutes, will be taken by a majority of those present, if they contain the vote of at least one (1) Operational Officer and one (1) Institutional Officer, pursuant to the Bylaws.

6.4.1.         Additional information and recirculation: any Officer may request additional information when he or she believes that the material submitted to the Executive Board is insufficiently instructed. If necessary, the Chief Executive Officer will promote the rescheduling of the topic within a period compatible with the urgency and with the applicable regimental deadlines.

6.5.          Participation of guests: the Executive Board may invite people internal and/or external to the Company to participate in its meetings, to provide clarifications on the matters under consideration or to expose its activities.

6.6.          Conflict of interest: the Officer in conflict must communicate it in advance to the Executive Board, withdraw from the discussions, declare his impediment and abstain from voting, recording it in the minutes. In case of doubt about a possible conflict of interest, the matter must be submitted to the Compliance and Statutory Audit Committee. Transactions with related parties will comply with the Company's specific Policy and the limits and procedures set forth in the Shareholders' Agreement and applicable regulations.

6.7.          Complementary procedures: the Executive Board may establish or authorize the creation of norms or standards, in order to consolidate the stages of the flow of the Company's decision-making process.

7.               Minutes and Publicity

7.1.          The minutes of the meetings must be forwarded to the Executive Board, for approval, within seven (7) business days after the meeting. The minutes of the meeting will be filed on the Company's Corporate Governance portal and available to the members of the Executive Board, the Board of Directors and the Fiscal Council.

7.2.          The minutes with resolutions intended to produce effects before third parties shall be filed and made public, in accordance with the law.

8.               Secretary of Meetings and Secretary of the Executive Board

A member of the Corporate Governance/Corporate Legal Area will act as Secretary of the Executive Board Meetings and will be responsible for preparing the minutes, which must be clearly drafted.

8.1.          The Secretary of the Executive Board Meetings shall have the following duties:

a)            Prepare and draw up the respective minutes and other documents in the proper book, when applicable;

b)           Collect the signatures of all statutory Officers who participated in it, in addition to recording the attendance of any guests;

c)            File the minutes with the competent bodies and arrange for their publication in the official press organ or in a newspaper of wide circulation, when applicable; e

d)           Streamline, coordinate and monitor the information necessary for the smooth running of the Executive Board.

8.2.          The Secretary will be chosen by the Chief Executive Officer, from among the members of the Company's Corporate Governance/Legal Area.

8.3.          The Executive Secretary is responsible for supporting the Executive Board to:

e)           organize the meetings of the Executive Board;

f)            standardize, review and distribute documents to be considered at the Executive Board meeting;

g)            obtain, from those responsible for the matters on the agenda, clarifications on documents that will be considered at the Executive Board meeting, when necessary;

h)           assist the Officers, when requested, in matters of interest to the Executive Board meeting;

i)             prepare and standardize the agendas and related documents of the Executive Board's meetings, ensuring the consolidation and organization of the information necessary for deliberation, in interaction with the Chief Executive Officer and the other Executive Officers;

j)             to propose, prepare documents and support the implementation of measures aimed at improving the functioning of the Executive Board 's meetings; e

k)            ensure the efficiency of the functioning of the Executive Board meetings.

9.               General Provisions

9.1.          These Internal Rules enter into force on the date of their approval, repealing previous provisions to the contrary.

9.2.          Communications between the members of the Executive Boardand other advisors, if any, shall be carried out under the confidentiality regime.

9.3.          The Secretary of the Executive Board will coordinate the implementation and updating of the call models, agenda and minutes, as well as the matrix of competencies and powers of the Executive Board, keeping them in line with the Bylaws and the resolutions of the Board of Directors.

9.4.          Performance Evaluation of the Executive Board: the Executive Board will schedule, at least once (1) a year, a specific agenda to evaluate: (i) the procedures of the decision-making process (deadlines and quality of the instruction), and (ii) the progress of strategic goals and the Business Plan. The People and Organization Committee may be involved in the definition and monitoring of evaluation criteria and methodologies. A summary report of this evaluation will be forwarded to the Board of Directors.

9.5.          Approval and amendment of the Rules: these Internal Rules, as well as any subsequent amendments, only come into force after approval by consensus of the members of the Board of Directors appointed by the Parties to the Shareholders' Agreement.

9.6.          Onboarding and Succession: the Secretary of the Executive Board will conduct a structured onboarding program for the new Executive Officers, including the presentation of the Company's organizational structure, governance documents, internal policies and main strategic initiatives.

9.7.           Accumulation of External Positions: the Officers are prohibited from participating in the management bodies of competing companies. The acceptance of new positions on boards of directors, fiscal councils or executive officers of companies other than Subsidiaries or Investees of the Company must be previously communicated to the Board of Directors, which may prohibit the accumulation whenever it identifies a potential conflict of interest, impairment of dedication to functions in the Company or violation of the restrictions of the Shareholders' Agreement.

These Internal Rules were approved at the ordinary meeting of Braskem's Board of Directors held on June 8, 2026 and will be made available on the Company's website.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.